Exhibit 99.1

[For Immediate Release]

Mint Announces Issuer-Sponsored Tokenization of Its Nasdaq-Listed Class A Ordinary Shares on Ethereum and Solana

Hong Kong, Sept. 03, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that it has entered into a binding consulting agreement with CURRENC Capital Inc. (“CURRENC Capital”), a wholly owned subsidiary of Currenc Group Inc. (“Currenc,” Nasdaq: CURR), to support the issuer-sponsored tokenization of a portion of Mint’s issued and outstanding Class A ordinary shares with no par value per share ( the “Class A Ordinary Shares”) on the Ethereum and Solana blockchains. CURRENC Capital will provide end-to-end advisory and facilitation support in connection with the tokenization. Transfer agent, registrar and tokenization platform services are provided under a separate arrangement. Completion of the tokenization remains subject to, among other things, applicable regulatory requirements, and there can be no assurance that it will be completed or completed on the timetable contemplated.

This initiative will place a portion of Mint’s issued and outstanding Class A Ordinary Shares onchain via the Ethereum and Solana networks. The tokenization is not intended to amend the rights attaching to the Class A Ordinary Shares. The manner in which those rights are exercised in respect of tokenized shares will be governed by the tokenization arrangements and by the Company’s Memorandum and Articles of Association currently in effect. The move is designed to modernize share ownership records and administration, and may, subject to future regulatory and market developments, support broader investor accessibility and shareholder engagement over time. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market and to settle in accordance with the ordinary settlement arrangements applicable to Nasdaq-listed securities. No trading market for the tokens exists, and no assurance can be given that any such market will develop or be permitted. CURRENC Capital brings valuable first-hand expertise, having guided its parent company, Currenc, through its own tokenization of listed shares in April 2026.

Mint, as a company dedicated to digitizing and optimizing real-world operations through AI and robotics, views bringing its own shares onchain as a natural evolution of its digital-first philosophy. By extending this ethos to its shareholder infrastructure, Mint is positioning itself at the forefront of capital markets innovation, demonstrating that the same principles of transparency, efficiency and accessibility that drive its robotics and AI solutions can also redefine how investors participate in the Company’s growth.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, stated: “At Mint, our fundamental mission is applying intelligent technology to transform how the physical world operates. Tokenizing a portion of our Nasdaq-listed shares is a natural extension of that mindset, and we are bringing the same digital-first rigor to how our equity is owned, accessed, and administered. This is about modernizing our shareholder infrastructure. CURRENC Capital’s experience of the tokenized process made them a natural and great partner for this initiative.”

Mr. Alex Kong, Founder, Executive Chairman and Chief Executive Officer of Currenc, said: “We have long believed that tokenization represents the next frontier for public company equity, and Mint’s decision to embrace this innovation is a testament to their forward-looking leadership. Having navigated this journey ourselves, we know what it takes to execute successfully, and we are thrilled to partner with a company that shares our conviction that onchain capital markets are not a distant future — they are here now. Mint’s technology-first DNA makes them a natural fit for this evolution, and we are proud to support them every step of the way.”

- End-

Mint Announces Issuer-Sponsored Tokenization of Its Nasdaq-Listed Class A Ordinary Shares on Ethereum and Solana

03 September 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design and fit-out works. The Group conducts its robotics and AI operations primarily through wholly-owned subsidiaries and joint venture entities in Hong Kong and Singapore, spanning smart facility management, robotics design and consumer robotics products. The Group’s interior design and fit-out services are provided through Matter International Limited, Grand Engineering and Construction Limited and Spark Interiors Limited. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Currenc and CURRENC Capital

Currenc (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance companies, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities. In April 2026, Currenc became one of the first Nasdaq-listed companies to tokenize its ordinary shares, bringing its equity onchain on Ethereum and Solana.

CURRENC Capital Inc. is a wholly owned subsidiary of Currenc, established to drive the issuer-sponsored tokenization of public-company shares and to build strategic partnerships that expand the accessibility and utility of onchain capital markets.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Forward-looking statements in this press release include, without limitation, statements regarding the tokenization of the Company’s Class A Ordinary Shares and its anticipated benefits. Factors that could cause actual results to differ materially include: the tokenization not being completed, or not being completed on the contemplated timetable or terms; changes in, or the application of, laws, regulations and the rules of the SEC, Nasdaq and other regulatory authorities to tokenized securities; the absence of any established trading market for the tokenized shares and the possibility that none develops or is permitted; operational, technological, custody and cybersecurity risks associated with distributed ledger technology; the Company’s ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market; and the other risks described in the Company’s filings with the SEC. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Media Enquiries

Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk

Mint Incorporation Limited

Investor & Media Relations	info@mimintinc.com	https://www.mimintinc.com

Currenc Group Inc. / CURRENC Capital Inc.

Investor & Media Relations	investors@currencgroup.com	www.currencgroup.com | www.currenc.capital

Source: Mint Incorporation Limited (NASDAQ: MIMI) and Currenc Group Inc. (Nasdaq: CURR)